Exhibit 99.1

Core Gaming Partners with Experienced Mobile App Studio to Advance AI-Driven Tools Strategy

●	Core Gaming and Guangzhou WeiXuan Join Forces to Develop AI-powered Mobile Tools Beyond Gaming
●	Partnership to Focus on Scalable, Everyday AI Solutions for Real-World Impact

Vancouver, BC – June 4, 2025 — Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of mission-critical Push-to-Talk over Cellular (PoC) handsets and accessories, today announced that Core Gaming, a rising innovator in AI-driven creative technologies, who it recently signed a definitive merger agreement with, has entered into a Strategic Partnership with Guangzhou WeiXuan, a cutting-edge AI technology studio, to co-develop a new wave of AI-powered productivity and creative tools.

Guangzhou WeiXuan is an established leader in mobile app development, known for delivering scalable, high-utility mobile apps built on robust, AI-enhanced architectures. The studio brings deep expertise in full-cycle product development across iOS and Android, with a track record of launching internationally successful apps including PulsePro, SuperCleaner and Phone AIMaster. By embedding artificial intelligence at the core of its development process, Guangzhou WeiXuan consistently delivers intelligent, user-focused mobile solutions that drive engagement and high performance.

“Partnering with a forward-thinking studio like Guangzhou WeiXuan enables us to develop AI-powered mobile tools that leverage generative AI and are smarter, faster and more attuned to the demands of everyday users,” said Aitan Zacharin, CEO of Core Gaming. “This partnership reflects a shared commitment to AI innovation, user-centric design and high-performance mobile technology. The mobile app landscape is increasingly driven by real-time AI performance and working with WeiXuan gives us a competitive edge in delivering a robust user experience.”

Zacharin continued, “Importantly, this collaboration supports our broader mission to lead the next generation of AI-enhanced mobile applications. The global AI apps market size was valued at USD 2,940.0 million in 2024 and is expected to witness a CAGR of 38.7% from 2025 to 20301. This expansion reflects the increasing demand for intelligent, user-centric solutions that improve everyday efficiency and well-being. To capture this momentum, we are investing in the development of scalable, high-impact tools that combine AI intelligence with real-world usability. Through this collaboration, users can expect a new wave of mobile apps that bring personalization, performance and convenience to the forefront.”

About Core Gaming, Inc.

Core Gaming is an international AI driven mobile games developer and publisher headquartered in Miami. We create entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Core’s mission is to be the leading global AI driven gaming company. Since our launch we have developed and co-developed over 2,100 games, driven over 780 million downloads, and generated a global footprint of over 40 million users from over 140 countries.

Visit www.coregaming.co to learn more.

1 https://www.grandviewresearch.com/industry-analysis/ai-apps-market-report

About Siyata Mobile Inc.

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”, and its common warrants trade on the Nasdaq under the symbol “SYTAW”.

Visit www.siyata.net to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.